UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Envision Solar International, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   294 13Q 102
                                 (CUSIP Number)

                                  Robert Noble
                          7675 Dagget Street, Suite 150
                           San Diego, California 92111
                                 (858) 799-4583
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 2010
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:

         Robert Noble

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   SC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

   Number of            7        SOLE VOTING POWER
    Shares                       11,587,440
 Beneficially           --------------------------------------------------------
   owned by             8        SHARED VOTING POWER
     Each                        0
   Reporting            --------------------------------------------------------
    Person              9        SOLE DISPOSITIVE POWER
     with                        11,587,440
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,587,440 shares of Common Stock

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.71% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------
ITEM 1.  SECURITY AND ISSUER.
-----------------------------

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Envision Solar International, Inc., a Nevada corporation ("ESI"). The address of the principal executive offices of ESI is 7675 Dagget Street, Suite 150, San Diego, California 92111.

ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------

         This statement on Schedule 13D is being filed on behalf of Robert Noble, an individual ("RN"). The address of the principal executive offices of RN is 7675 Dagget Street, Suite 150, San Diego, California 92111.

         RN has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         RN has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

         The shares of common stock and stock options in ESI were acquired by RN in consideration for all of the shares of Envision Solar International, Inc., a California corporation ("ESI-CA"), owned by RN, in a transaction pursuant to which ESI acquired 100% of the total issued and outstanding capital stock of ESI-CA. This acquisition closed on February 12, 2010.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

         RN acquired the shares of common stock of ESI for investment purposes. Other than as set forth above, RN does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of ESI, or the disposition of securities of ESI.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving ESI or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of ESI or any of its subsidiaries.

         (d) Any change in the present board of directors or management of ESI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

         (e) Any material change in the present capitalization or dividend policy of ESI.

         (f) Any other material change in ESI's business or corporate structure.

                                                     --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

         (g) Changes in ESI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ESI by any person.

         (h) Causing a class of securities of ESI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i) A class of equity securities of ESI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

         The percentages of outstanding shares of ESI common stock reported below are based on the statement that as of February 12, 2010 there were 39,000,000 shares of ESI common stock outstanding.

         (a) RN beneficially owns or may be deemed to beneficially own shares of ESI common stock as follows:

                                    No. of Shares             % of Class
                                    -----------------         -------------
         Common Shares              11,587,440                29.71%
                                    -----------------         -------------
                                    11,587,440                29.71%

         (b) For information regarding the number of shares of ESI common stock as to which RN holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of ESI common stock effected by RN during the past 60 days.

         (d) No person other than RN has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ESI common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by RN.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         RN has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of ESI, other than as described in this statement on Schedule 13D.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated:  February 12, 2010



                                     /s/ Robert Noble
                                     -------------------------------------------
                                     Robert Noble